FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Rankin, William G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January 1997

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    President and Director


TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

    N/A

2.  Transaction Date (Month/Day/Year)

    N/A

3.  Transaction Code (Instr. 8)

    N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    N/A


5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    1,804 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

    All Holdings are Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A


TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option          Line 3 - Call Option

    Line 2 - Call Option          Line 4 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $2.82 Per Share      Line 3 - $3.31 Per Share

    Line 2 - $3.31 Per Share      Line 4 - $3.31 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - January 2, 1997      Line 3 - January 2, 1997

    Line 2 - January 2, 1997      Line 4 - January 2, 1997

4.  Transaction Code (Instr. 8)

    Line 1 - Code: A; V: Voluntary

    Line 2 - Code: A; V: Voluntary

    Line 3 - Code: A; V: Voluntary

    Line 4 - Code: A; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Acquired Call Option as to 1,298 Shares

    Line 2 - Acquired Call Option as to 42,486 Shares

    Line 3 - Acquired Call Option as to 42,486

    Line 4 - Acquired Call Option as to 42,487

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  March 31, 1997
             Expiration Date:  March 31, 1997

    Line 2 - Date Exercisable:  January 2, 1998
             Expiration Date:  January 1, 2007

    Line 3 - Date Exercisable:  January 2, 1999
             Expiration Date:  January 1, 2007

    Line 4 - Date Exercisable:  January 2, 2000
             Expiration Date:  January 1, 2007

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title: Common Stock; Amount or Number of Shares: 1,298 Shares

    Line 2 - Title: Common Stock; Amount or Number of Shares: 42,486 Shares

    Line 3 - Title: Common Stock; Amount or Number of Shares: 42,486 Shares

    Line 4 - Title: Common Stock; Amount or Number of Shares: 42,487 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A          Line 3 - N/A

    Line 2 - N/A          Line 4 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    572,692 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)




/s/William G. Rankin                                    February 6, 1997
**Signature of Reporting Person                         Date